Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

Amendment No. 1

OneSource Information Services, Inc.

(Name of Subject Company (Issuer))

OSIS Acquisition Corp. (Offeror)
a wholly-owned subsidiary of
infoUSA Inc. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

68272J106
(CUSIP Number of Class of Securities)

Vinod Gupta
infoUSA Inc.
5711 South 86th Circle
Omaha, NE 68127
(402) 593-4500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Eric O. Madson, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 4. Terms of the Transaction
SIGNATURE

Amendment No. 1 to Schedule TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed on May 6, 2004 relating to the offer by OSIS Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase shares of preferred stock (the “Shares”), of OneSource Information Services, Inc., a Delaware corporation (“OneSource”), at a purchase price of $8.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 4. Terms of the Transaction

     The second and third sentences of the first paragraph in the subsection entitled “Available Information” under each of Section 8 of the Offer to Purchase (“Certain Information Concerning OneSource”) and Section 9 of the Offer to Purchase (“Certain Information Concerning the Purchaser and infoUSA”) is hereby amended to read in its entirety as follows:

“Such reports, proxy statements, and other information can be inspected and copied at the public reference facility maintained by the SEC at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Information regarding this public reference facility may be obtained from the SEC by telephoning 1-800-SEC-0330.”

     That portion of the second sentence of the first paragraph in Section 14 of the Offer to Purchase (“Certain Conditions to the Offer”) ending with the colon is hereby amended to read in its entirety as follows:

“The Purchaser will not be required to accept for payment any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment for such Shares or amend or terminate the Offer if (i) by the Expiration Date of the Offer (as it may be extended in accordance with Section 1.01 of the Merger Agreement), (a) the Minimum Condition shall not have been satisfied, or (b) any applicable waiting periods under the HSR Act shall not have expired or been terminated; or (ii) at any time on or after the date of the Merger Agreement through the Expiration Date of the Offer (as it may be extended in accordance with Section 1.01 of the Merger Agreement) any of the following events shall occur:”

     The second paragraph in Section 14 of the Offer to Purchase (“Certain Conditions to the Offer”) is hereby amended to read in its entirety as follows:

“The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (other than any action or inaction by infoUSA, the Purchaser, or any of their affiliates) giving rise to any such condition or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion at any time prior to the Expiration Date of the Offer, subject to the limitations described in the Merger Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time prior to the Expiration Date of the Offer.”

     The subsection entitled “Antitrust” under Section 15 of the Offer to Purchase (“Certain Legal Matters and Regulatory Approvals”) is hereby amended to add to the end of such subsection the following sentence:

“The waiting period under the HSR Act expired on May 25, 2004.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSIS ACQUISITION CORP.

By:	/s/ Raj Das

Name:	Raj Das
Its:	Chief Financial Officer

INFOUSA INC.

By:	/s/ Raj Das

Name:	Raj Das
Its:	Chief Financial Officer

Dated: May 26, 2004